UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Apexigen, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

03759B102

(CUSIP Number)

July 29, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall not be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 03759B102

1.	NAMES OF REPORTING PERSONS.
3E Bioventures Capital, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0

	6.	SHARED VOTING POWER	1,141,599 (1)

	7.	SOLE DISPOSITIVE POWER	0

	8.	SHARED DISPOSITIVE POWER	1,141,599 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
1,141,599 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.32% (2)

12.	TYPE OF REPORTING PERSON

PN

(1)	Consists of 594,959 shares of common stock of the Issuer (“Common Shares”) held by BC Rabbit Limited, 396,640 Common Shares held by BC Bunny Limited, 100,000 Common Shares held directly by 3E Bioventures Capital, L.P. (“3E Fund”), and a warrant to purchase 50,000 Common Shares held directly by 3E Fund. 3E Fund is the majority and controlling shareholder of both BC Rabbit Limited and BC Bunny Limited. As such, 3E Fund has voting and dispositive power over the 991,599 Common Shares held by BC Rabbit Limited and BC Bunny Limited and may be deemed the beneficial owner of such shares.
(2)	Calculated based on 21,445,035 Common Shares of the Issuer outstanding as of July 29, 2022 as reported in the Issuer’s Form 8-K filed with the Securities Exchange Commission on August 4, 2022.

CUSIP NO. 03759B102

1.	NAMES OF REPORTING PERSONS.
3E Bioventures GP, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER

	6.	SHARED VOTING POWER	1,141,599 (1)

	7.	SOLE DISPOSITIVE POWER

	8.	SHARED DISPOSITIVE POWER	1,141,599 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
1,141,599 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.32% (2)

12.	TYPE OF REPORTING PERSON

PN

(1)	Consists of 594,959 Common Shares held by BC Rabbit Limited, 396,640 Common Shares held by BC Bunny Limited, 100,000 Common Shares held directly by 3E Fund, and a warrant to purchase 50,000 Common Shares held directly by 3E Fund. 3E Fund is the majority and controlling shareholder of both BC Rabbit Limited and BC Bunny Limited. 3E Bioventures GP, L.P. is the general partner of 3E Fund. As such, 3E Bioventures GP, L.P. has voting and dispositive power over the 1,091,599 Common Shares and warrant to purchase 50,000 Common Shares held by 3E Fund, BC Rabbit Limited, and BC Bunny Limited, and may be deemed the beneficial owner of such shares.
(2)	Calculated based on 21,445,035 Common Shares of the Issuer outstanding as of July 29, 2022 as reported in the Issuer’s Form 8-K filed with the Securities Exchange Commission on August 4, 2022.

CUSIP NO. 03759B102

1.	NAMES OF REPORTING PERSONS.
3E Bioventures GP GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER

	6.	SHARED VOTING POWER	1,141,599 (1)

	7.	SOLE DISPOSITIVE POWER

	8.	SHARED DISPOSITIVE POWER	1,141,599 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
1,141,599 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.32% (2)

12.	TYPE OF REPORTING PERSON

OO

(1)	Consists of 594,959 Common Shares held by BC Rabbit Limited, 396,640 Common Shares held by BC Bunny Limited, 100,000 Common Shares held directly by 3E Fund, and a warrant to purchase 50,000 Common Shares held directly by 3E Fund. 3E Fund is the majority and controlling shareholder of both BC Rabbit Limited and BC Bunny Limited. 3E Bioventures GP, L.P. is the general partner of 3E Fund, and 3E Bioventures GP GP, LLC (“3E GP”) is the general partner of 3E Bioventures GP, L.P. As such, 3E GP has voting and dispositive power over the 1,091,599 Common Shares and warrant to purchase 50,000 Common Shares held by 3E Fund, BC Rabbit Limited, and BC Bunny Limited, and may be deemed the beneficial owner of such shares.
(2)	Calculated based on 21,445,035 Common Shares of the Issuer outstanding as of July 29, 2022 as reported in the Issuer’s Form 8-K filed with the Securities Exchange Commission on August 4, 2022.

CUSIP NO.: 03759B102

1.	NAMES OF REPORTING PERSONS.
Qianye Karen Liu

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0

	6.	SHARED VOTING POWER	1,141,599 (1)

	7.	SOLE DISPOSITIVE POWER	0

	8.	SHARED DISPOSITIVE POWER	1,141,599 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
1,141,599 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.32% (2)

12.	TYPE OF REPORTING PERSON

IN

(1)	Consists of 594,959 Common Shares held by BC Rabbit Limited, 396,640 Common Shares held by BC Bunny Limited, 100,000 Common Shares held directly by 3E Fund, and a warrant to purchase 50,000 Common Shares held directly by 3E Fund. 3E Fund is the majority and controlling shareholder of both BC Rabbit Limited and BC Bunny Limited. 3E Bioventures GP, L.P. is the general partner of 3E Fund, and 3E GP is the general partner of 3E Bioventures GP, L.P. Qianye Karen Liu is the sole director of 3E GP. As such, Qianye Karen Liu has voting and dispositive power over the 1,091,599 Common Shares and warrant to purchase 50,000 Common Shares held by 3E Fund, BC Rabbit Limited, and BC Bunny Limited, and may be deemed the beneficial owner of such shares.
(2)	Calculated based on 21,445,035 Common Shares of the Issuer outstanding as of July 29, 2022 as reported in the Issuer’s Form 8-K filed with the Securities Exchange Commission on August 4, 2022.

Item 1(a). Name of Issuer.

Apexigen, Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices.

75 Shoreway Rd., Suite C

San Carlos CA 94070

Item 2(a). Name of Person Filing.

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Act: (i) 3E Bioventures Capital, L.P.; (ii) 3E Bioventures GP, L.P.; (iii) 3E Bioventures GP GP, LLC; and (iv) Qianye Karen Liu (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated August 10, 2022, a copy of which is attached as Exhibit A to this Statement, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b). Address of Principal Business Office, or, if None, Residence.

The principal business address of the Reporting Persons is P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands.

Item 2(c). Citizenship.

See Items 4 of the cover pages for each Reporting Person.

Item 2(d). Title of Class of Securities.

Common Stock of the Issuer, $0.0001 par value per share.

Item 2(e). CUSIP No.

03759B102

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

Not applicable.

Item 4. Ownership.

See Items 5-9 and 11 of the cover pages for each Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.

Joint Filing Agreement attached as Exhibit 99.1

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2022

3E Bioventures Capital, L.P.

/s/ Qianye Karen Liu
	Name:	Qianye Karen Liu
	Title:	Partner

3E Bioventures GP, L.P.

/s/ Qianye Karen Liu
	Name:	Qianye Karen Liu
	Title:	Partner

3E Bioventures GP GP, LLC

/s/ Qianye Karen Liu
	Name:	Qianye Karen Liu
	Title:	Director

/s/ Qianye Karen Liu